News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT)
16 February 2012

Reed Elsevier announces the appointment of David Brennan as a non-executive director

Reed Elsevier announced today the appointment of Mr David Brennan as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC with effect from 1 November 2012, subject to shareholder approval at the respective Annual General Meetings to be held on 24 and 25 April 2012. He will also be appointed a non-executive director of Reed Elsevier Group plc.

Mr Brennan is currently the Chief Executive Officer of AstraZeneca PLC, a global biopharmaceutical company, which develops, manufactures and markets prescription medicines. From 2001 until his appointment to CEO in 2006, Mr Brennan was President and Chief Executive Officer of AstraZeneca’s North American subsidiary. He was appointed an Executive Director of AstraZeneca PLC in 2005.

In addition to his role at AstraZeneca PLC David is also:

•	President of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA)

•	Member of the Executive Board of the European Federation of Pharmaceutical Industries and Associations (EFPIA)

•	Member of the European Roundtable of Industrialists

•	Member of the National Institute of Health Roundtable on Evidence Based Medicine

•	Honorary Board member of the US CEO Roundtable on Cancer

Anthony Habgood, Chairman, said:

“I would like to welcome David to Reed Elsevier. He has over 35 years experience in the biopharmaceutical industry and of the development, manufacture and commercialisation of innovative medicines. As a truly international executive with deep knowledge of the world’s healthcare markets he will bring highly relevant experience to our board discussions. David’s appointment is part of Reed Elsevier’s ongoing board succession process and I look forward to him joining the Boards later this year.”

There are no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

- ENDS -

Enquiries

Patrick Kerr (Media)
Tel : +44 20 7166 5646

Notes to editors

About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions to the science and medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £12bn/€14bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.